Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

WEC-TEG Commission Filing Summary

August 6, 2014

Introduction

Wisconsin Energy Corporation and Integrys Energy Group today filed applications with the regulatory commissions in four states: Illinois, Michigan, Minnesota and Wisconsin. Additional filings with the Securities and Exchange Commission, the Federal Regulatory Commission, the Federal Communications Commission and the Department of Justice will be made later this month.

The information below summarizes the main points of the state filings. Copies of the filings are available on the WEC-TEG Transaction Site on PowerNet.

There are two things to keep in mind at this point in the process:

1.
The information in these filings represents the companies' initial requests and are based on similar successful filings in the respective states. The commissions will have the final say, so this information may be different when all is said and done.

2.	The filings and approval timelines in each state are different, so the information in one application may be different from or more detailed than others.

Summary of the filings

All of the filings have some things in common. Other filings have requirements or timelines that are unique to them.

Key points shared by all filings

1.
The transaction is intended to create a leading energy holding company that will serve more than four million electric and natural gas customers across four states. The transaction will benefit customers, investors and the public by:

a.	Creating a larger and financially stronger utility company, with greater liquidity, improved access to capital and lower-cost debt.
b.	Enabling savings that will be passed along to customers over the long term.
c.	Enabling operating efficiencies in areas like distribution, capital management, system reliability and customer service.
d.	Creating a diversified generation portfolio with a larger geographic footprint.
e.	Facilitate continued, prudent investment in essential utility infrastructure.
f.	Generate net savings in the range of 3%-5% of the new company's non-fuel operations and maintenance expense over the next five to 10 years.

2.	The new company will maintain both companies' long traditions of significant regional economic development and contributions to educational, cultural and charitable activities.

3.	There will be no immediate rate impacts, and the new company will not seek to recover acquisition costs through rates.

4.	Customer service levels will be maintained. Customers will continue to receive services and charges from their local utility and call their regular customer service team for assistance.

5.	The individual companies (utilities) will remain separate and maintain their names and brands.

6.	Pending rate cases will continue and will be considered separately from the merger applications.

7.	Our commitments to safety and reliability will be maintained.

8.
The shared-services model (IBS) will be expanded, though how and where have yet to be determined, and renamed WEC Business Services (WBS), continuing to serve the utilities and other TEG subsidiaries (not including TEGE and UPPCO) under the commission-approved terms, conditions and cost allocations it does now. WBS may also provide some services to WEC subsidiaries.

9.	The new company will continue to honor all existing labor contracts.

10.	Any reductions in the workforce are expected to occur over time, primarily through attrition or other voluntary means.

Key points in the Illinois Commerce Commission filing:

1.	The new company will not seek base-rate increases for two years after closing.
2.
The new company will maintain at least 1,953 full-time equivalent employment positions (the current number of full-time employees) for the same two-year time period. (This provision was added to the Illinois filing because filings by other energy combinations there were successful when including this commitment.)

3.	The new company will maintain its commitment to Gas Worker training for the same two-year period.
4.	PGL will maintain its Accelerated Main Replacement Program (AMRP).
5.	WEC Energy Group’s board will include at least one non-employee Illinois resident.
6.	PGL and NSG will continue to maintain separate operating headquarters.
7.	The new company is committed to continue WEC's long-standing supplier diversity initiative.
8.	WEC Energy Group will work with interested stakeholders to develop recommendations for Peoples Gas’ energy efficiency programs.

Key points in the Public Service Commission of Wisconsin filing:

1.	The new company benefits from the complementary nature of We Energies' and Wisconsin Public Service's geographic footprints.
2.	The new company benefits from the compatible nature of We Energies' and Wisconsin Public Service's combined operations (electric and natural gas).
3.	Any reduction in the workforce affecting union employees will occur only through voluntary attrition or retirement.

Questions?

You can find more detail in the filing documents on our WEC-TEG Transaction Site on PowerNet. If you have additional questions, discuss them with your leader or submit them to Corporate Communications.

Additional Information and Where to Find It

The proposed merger transaction involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s website, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.